02045065

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of June 2002

NOVAMERICAN STEEL INC.

(Translation of Registrant's Name into English)

2175 Hymus Boulevard
Dorval, Québec H9P 1J8
Canada

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

Form 20-F X Form 40-F __

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934].

Yes __ No X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________]

Enclosure: Press release dated June 26, 2002

TONS NASDAQ LISTED

Novamerican Steel

PRESS RELEASE

Attention Business/Financial Editors:

RECORD EARNINGS REPORTED FOR THE SECOND QUARTER BY NOVAMERICAN STEEL

MONTREAL, June 26, 2002 - Novamerican Steel Inc. (**NASDAQ: TONS**) announced today its financial results for the second quarter ended May 25, 2002. (All amounts are in U.S. dollars).

SUMMARY OF FINANCIAL HIGHLIGHTS

(in thousands of U.S. dollars, except per share and tons data)

	QUARTER ENDED			
	May 25, 2002	May 26, 2001	Change	
Net sales	$119,350	$107,817	$11,533	10.7%
Gross margin	24.5%	22.1%	2.5%	11.1%
Net income	$5,010	$1,955	$3,055	156.3%
Net income per share	$0.52	$0.20	$0.32	160.0%
Tons sold	237,488	199,290	38,198	19.2%
Tons processed	186,334	156,977	29,357	18.7%
	423,822	356,267	67,555	19.0%

	SIX MONTHS ENDED			
	May 25, 2002	May 26, 2001	Change	
Net sales	$217,039	$208,574	$8,465	4.1%
Gross margin	23.6%	21.9%	1.7%	7.6%
Net income	$6,549	$2,802	$3,747	133.7%
Net income per share	$0.68	$0.29	$0.39	134.5%
Tons sold	433,619	373,757	59,862	16.0%
Tons processed	330,037	309,980	20,057	6.5%
	763,656	683,737	79,919	11.7%

SECOND QUARTER RESULTS

Net income for the second quarter increased by $3.1 million, or 156.3% to $5.0 million, or $0.52 per share, versus $2.0 million, or $0.20 per share, for the same period in 2001.

Net income for the six months ended May 25, 2002 increased by $3.8 million, or 133.7%, to $6.6 million, or $0.68 per share, versus $2.8 million, or $0.29 per share for the first six months of 2001.

Tons sold and processed in the second quarter of 2002 increased by 67,555 tons, or 19.0%, to 423,822 tons from 356,267 in the second quarter of 2001.

Tons sold and processed for the six months ended May 25, 2002 increased by 79,919 tons, or 11.7%, to 763,656 tons from 683,737 tons in 2001.

Sales for the second quarter increased by $11.5 million, or 10.7%, to $119.4 million from $107.8 million for the same period in 2001.

Sales for the six months ended May 25, 2002 increased by $8.5 million, or 4.1%, to $217.0 million from $208.6 million in 2001.

The gross margin for the second quarter 2002 increased to 24.5% from 22.1% in 2001.

The gross margin for the six months ended May 25, 2002 increased to 23.6% from 21.9% in 2001.

OPERATIONS

The strong results for the second quarter reflect overall improvements in pricing and volumes in conjunction with sound control of inventories throughout all the Company's operations. As well, the Company's newest facilities have made positive contributions to the results of the quarter.

OUTLOOK

There have been significant increases in steel prices since the first quarter and still more increases have been announced for the third quarter. However the strength of the overall economy remains in question and its direction will influence the sustainability of current pricing and demand.

COMPANY DESCRIPTION

Novamerican Steel Inc., based in Montreal, Canada with thirteen operating locations in Canada and eleven operating locations in the United States, processes and distributes carbon steel, stainless steel and aluminum products, including carbon steel tubing for structural and automotive markets.

FORWARD-LOOKING (SAFE HARBOUR) STATEMENTS

Except for historical information contained herein, the matters set forth in this press release are forward-looking statements that involve risks and uncertainties including, but not limited to, product demand, competition, regulatory approvals, the effect of economic conditions and technological difficulties and other risks detailed in the Company's filings with the U.S. Securities and Exchange Commission.

CONTACTS

For further information: Christopher H. Pickwoad, CA, Chief Financial Officer, Novamerican Steel Inc. (514) 368-6455. *Visit us at www.novamerican.com.*

Conference call: *Thursday June 27, 2002 at 9:00 am. Please call 514-368-6455 for details.*

Novamerican Steel Inc. and Subsidiaries - Consolidated Financial Statements

(unaudited)

CONSOLIDATED STATEMENT OF OPERATIONS AND COMPREHENSIVE INCOME

(in accordance with U.S. GAAP, in thousands of U.S. dollars, except per share and tons data)

	Three months ended		Six months ended	
	May 25, 2002	May 26, 2001	May 25, 2002	May 26, 2001
	$	$	$	$
Net sales	119,429	107,817	217,117	208,574
Cost of sales	90,194	84,047	165,992	162,898
Gross margin	29,235	23,770	51,126	45,676
Operating expenses				
Plant	7,995	7,637	15,474	15,430
Delivery	4,453	4,104	8,251	7,850
Selling	2,928	2,867	5,676	5,620
Administrative and general	5,402	4,472	9,782	9,018
	20,778	19,080	39,183	37,918
Operating income	8,457	4,690	11,943	7,758
Interest expense	1,246	1,799	2,507	3,469
Share in income of joint ventures	(190)	(47)	(217)	(76)
	1,056	1,752	2,290	3,393
Income before income taxes and minority interest	7,401	2,938	9,653	4,365
Income taxes	2,418	961	3,104	1,591
Income before minority interest	4,983	1,977	6,549	2,774
Minority interest	27	(22)	-	28
Net income	5,010	1,955	6,549	2,802
Basic and diluted income per share	$ 0.52	$ 0.20	$ 0.68	$ 0.29
Weighted average number of shares outstanding	9,700,000	9,700,000	9,700,000	9,700,000
Comprehensive income				
Net income	5,010	1,955	6,549	2,802
Change in cumulative translation adjustment	2,806	(375)	1,838	(191)
Change in unrealized loss on interest rate swap, net of deferred taxes	74	-	(21)	-
	7,890	1,580	8,367	2,611
Tons sold	237,488	199,290	433,619	373,757
Tons processed	186,334	156,977	330,037	308,980
	423,822	356,267	763,656	682,737

CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

(in accordance with U.S. GAAP, in thousands of U.S. dollars, except share data)

	Common Shares		Retained	Accumulated Other Comprehensive	Total Shareholders'
	Number	Amount	Earnings	Loss	Equity
		$	$	$	$
Balance at November 24, 2001	9,700,000	28,404	78,671	(7,407)	99,668
Net income			6,549		6,549
Changes in cumulative translation adjustment	-	-	-	1,838	1,838
Change in unrealized loss on interest rate swap, net of deferred taxes	-	-	-	(21)	(21)
Balance at May 25, 2002	9,700,000	28,404	85,220	(5,590)	108,034

CONSOLIDATED STATEMENT OF CASH FLOWS

(in accordance with U.S. GAAP, in thousands of U.S. dollars)

	Three months ended		Six months ended	
	May 25, 2002	May 26, 2001	May 25, 2002	May 26, 2001
	$	$	$	$
CASH FLOWS FROM OPERATING ACTIVITIES				
Net income	5,010	1,955	6,549	2,802
Adjustments to reconcile net income to net cash from (used for) operating activities				
Depreciation and amortization	1,510	1,524	3,001	2,957
Share in income of joint ventures	(113)	(47)	(140)	(76)
Deferred income taxes	56	132	237	337
Minority interest	(27)	22	-	(28)
Loss on disposal of property, plant and equipment	59	6	59	6
Changes in working capital				
Accounts receivable	(10,218)	(1,316)	(10,264)	5,243
Income taxes receivable	(215)	-	297	-
Inventories	(6,563)	3,368	(7,440)	5,982
Prepaid expenses and other	(406)	(181)	(284)	(276)
Accounts payable and accrued liabilities	14,975	514	8,226	(2,788)
Income taxes payable	727	(5)	727	(1,380)
Net cash from operating activities	4,795	5,972	968	12,779
CASH FLOWS FROM INVESTING ACTIVITIES				
Business acquisition	(2,088)	-	(2,088)	-
Investment in a joint venture	(628)	(884)	(1,078)	(2,525)
Distribution from a joint venture	-	(1)	-	54
Additions to property, plant and equipment	(1,099)	(1,527)	(2,581)	(5,391)
Proceeds from disposal of property, plant and equipment	140	20	171	20
Other assets	3	(1,266)	29	(1,476)
Net cash used for investing activities	(3,672)	(3,658)	(5,547)	(9,318)
CASH FLOWS FROM FINANCING ACTIVITIES				
Net decrease in bank indebtedness	(1,619)	(11,008)	(1,522)	(12,907)
Proceeds from long-term debt	3,365	52,534	3,812	53,228
Repayment on long-term debt	(2,199)	(38,753)	(3,509)	(41,161)
Net cash from (used for) financing activities	(453)	2,773	(1,219)	(840)
Effect of exchange rate changes on cash and cash equivalents	123	(54)	9	(15)
Net increase (decrease) in cash and cash equivalents	793	5,033	(5,789)	2,606
Cash and cash equivalents, beginning of period	3,952	1,886	10,534	4,313
Cash and cash equivalents, end of period	4,745	6,919	4,745	6,919
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Interest paid	2,215	1,241	3,547	3,503
Income taxes paid	712	507	1,712	2,769

CONSOLIDATED BALANCE SHEETS

(in accordance with U.S. GAAP, in thousands of U.S. dollars)

	May 25, 2002	May 26, 2001	November 24, 2001
	unaudited	*unaudited*	*audited*
	$	$	$
ASSETS			
Current assets			
Cash and cash equivalents	4,745	6,919	10,534
Accounts receivable	71,216	62,877	59,608
Income taxes receivable	-	1,714	292
Inventories	76,800	73,134	68,193
Prepaid expenses and other	1,779	1,494	1,480
Deferred income taxes	142	-	441
	154,682	146,138	140,548
Investments in joint ventures	10,568	8,638	9,350
Property, plant and equipment	74,369	72,922	73,710
Goodwill, net of accumulated amortization	12,582	11,190	11,031
Other assets	2,054	1,977	2,323
	254,255	240,865	236,962
LIABILITIES			
Current liabilities			
Current portion of long-term debt	5,065	5,229	5,797
Bank indebtedness	5,826	11,057	7,193
Accounts payable and accrued liabilities	62,988	54,007	51,504
Income taxes payable	727	-	-
Deferred income taxes	-	371	-
	74,606	70,664	64,494
Long-term debt	63,251	65,239	61,694
Fair value of interest rate swap	1,240	-	1,201
Deferred income taxes	7,124	6,315	7,129
Minority interest	-	2,748	2,776
	146,221	144,966	137,294
SHAREHOLDERS' EQUITY			
Share capital	28,404	28,404	28,404
Retained earnings	85,220	73,459	78,671
Accumulated other comprehensive loss	(5,590)	(5,964)	(7,407)
	108,034	95,899	99,668
	254,255	240,865	236,962

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

NOVAMERICAN STEEL INC.

Date: JUN 27 2002

By: ____________________

Christopher H. Pickwoad, CA
Chief Executive Officer &
Executive Vice President